Exhibit 99.1

Claude Resources Inc. Announces Release of 2013 First Quarter Results and Conference Call

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, SK, April 25, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ) (NYSE MKT: CGR) has announced that it will release its 2013 first quarter results on May 9, 2013 after market close. In addition to the news release, the Company will host a conference call and webcast on May 10, 2013 beginning at 11:00 AM Eastern Standard Time to discuss the results.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until May 17, 2013 by calling 1-855-859-2056 and entering the password 55514132.

To view and listen to the webcast on May 10, 2013 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1151587/1257219.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,023,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 14:22e 25-APR-13